(g)(1)(vi)

ANNEX A

This Annex A, amended and restated effective as of July 1, 2019, is the Annex A to that certain Bond Connect Supplement to the Custody Agreement Hong Kong – China Connect Service dated as of April 1, 2019 by and between each of the Portfolios listed on this Annex A and The Bank of New York Mellon.

PORTFOLIO	CUSTODY ACCOUNT	SLEEVE ACCOUNT NUMBER
	NUMBER	(if applicable)

Voya Balanced Income Portfolio	405867	405868
Voya Balanced Portfolio	464428	N/A
Voya Diversified Emerging	473424	N/A
Markets Debt Fund
Voya Emerging Markets Local	472952	N/A
Currency Debt Fund
Voya Global Bond Fund	464773	N/A
Voya Global Bond Portfolio	464548	N/A
Voya Intermediate Bond Fund	464006	N/A
Voya Strategic Income	473423	N/A
Opportunities Fund

Note: (1) each entity listed in the Portfolio column is a Client, although with respect to each sleeve listed in the Sleeve column, for purposes of the account structure set forth in paragraph (a) that structure is established with respect to a particular sleeve commensurate with the account structure established under the CA with respect to such sleeve (and the terms BNYM China Connect Account, China Connect Account, SPSA account, and Cash Account have the meanings that correspond to that account structure established under the CA); (2) the provisions of paragraph (o) (including with respect to an HSBC Termination) are intended to apply on a sleeve- by-sleeve basis; and (3) a sleeve may be considered to be the investor in Bond Connect.

Agreed and accepted by

Each Separate Legal Entity Listed on this Annex A

By:	/s/ Todd Modic______________
Name: Todd Modic
Title:	Senior Vice President

Acknowledged by

The Bank of New York Mellon

By: /s/ Michael Rothemeyer_______

Name: Michael Rothemeyer

Title: Vice President